PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHEN[redacted]
Greece

Mail Processing
Section

Washington, DC
106

08004837

BY COURIER

No/Date : F|D1 : 440 | 29-8-2008

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

SUPPL

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose the Interim results of year 2008 of Public Power Corporation S.A.

This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

George Angelopoulos
Chief Financial Officer

PROCESSED
SEP 12 2008
THOMSON REUTERS

Enclosure

- Interim results of the year 2008 of Public Power Corporation S.A.

Dlw 9/11

PUBLIC POWER CORPORATION S.A.

Condensed Interim Financial Statements

of the Company and the Group

(January 1 2008 – June 30 2008)

Public Power Corporation S.A.
Company's No. 47829/06/B/00/2
in the register of Societes Anonymes
Chalkokonduli str. 30 - Athens 104 32

INDEX

The Interim Condensed Financial Statements presented through pages 13 to 36, both for the Group and the Parent Company, have been approved by the Board of Directors on 28.08.2008.

CHAIRMAN OF B.O.D. AND C.E.O.	VICE CHAIRMAN AND DEPUTY C.E.O.
PANAGIOTIS J. ATHANASOPOULOS	NIKOLAOS D. CHATZIARGYRIOU
CHIEF FINANCIAL OFFICER	CHIEF ACCOUNTANT
GEORGE C. ANGELOPOULOS	EFTHIMIOS A. KOUTROULIS

STATEMENT OF MEMBERS OF THE BOARD OF DIRECTORS
(According to article 5, par.2 of Law 3556/2007)

1. Panagiotis Athanasopoulos, Chairman and C.E.O. of P.P.C. S.A.
2. Chatziargyriou Nikolaos Vice Chairman and Deputy C.E.O.
3. Efstathopoulos Spyridon, Member of the Board of Directors,

hereby

declare

that, to the best of our knowledge:

a) the accompanying Financial Statements of the Parent Company and the Group, for the six month period, ended on June 30, 2008, which were prepared according to the International Accounting Standards - currently in effect- as adopted by the European Union, are truthfully depicting assets, liabilities, equity and the statement of income of the Public Power Corporation S.A., as well as the companies included in the consolidation, according to the provisions of para. 3 to 5, article 5 of Law 3556/2007 and,

b) the six month Board of Directors' Report, truthfully depicts all information required by par.6, article 5 of Law 3556/2007.

Athens August 28, 2008

Chairman and C.E.O.	Vice Chairman and Deputy C.E.O.	Member of the Board of Directors
Panagiotis Athanasopoulos	Chatziargyriou Nikolaos	Efstathopoulos Spyridon

PUBLIC POWER CORPORATION S.A.
SIX MONTH REPORT OF THE BOARD OF DIRECTORS
FOR THE PERIOD 1.1.2008 -30.6.2008
(In accordance with the provisions of law 3556/2007, article 5 par. 6)

This is a condensed report of financial information of "Public Power Corporation S.A." (the Parent Company) and its subsidiaries (the Group) for the first half of the current financial year, as well as, the major events of the period and their effect on the six month financial statements. There is, also, a description of the main risks and uncertainties that the Group might face in the second half of the financial year as well as the balances and transactions between PPC and its related parties.

FINANCIAL DATA FOR THE FIRST HALF 2008

- Total Revenues amounted to € 2,765 million versus € 2,470 million in the first half of 2007, marking an increase of € 294.5 million (11.9%).

- Notwithstanding the supply restrictions due to the March 2008 strike, electricity demand in the first half of 2008 increased by 747 GWH (2.5%).

- In the first half of 2008, hydro conditions did not improve compared to the already tight conditions of the corresponding previous period.

- Lignite generation decreased by 1,149 GWH (-7.7%), mainly due to the strike, increased long term maintenance and delays in its execution, the occupation of a plant by local residents and the lack of success in securing higher quality third party lignite to enhance PPC lignite. It is estimated that the above factors resulted in a negative net effect of € 65million approximately, taking also into consideration improvements in plant availability and efficiency.

- Increased generation from natural gas and oil, as well as increased energy purchases from the System, the Network and from PPC imports, that substituted the reduced lignite generation and covered the increased demand, resulted in an increase in the relevant expenditure by € 421.5 million.

- We have impacted financial results for the six month period ended June 30, 2008 by a provision of € 56.9 million for CO_2 emission rights, to cover the estimated deficit in the first half of 2008, although we could recognize the expense when it is actually incurred (in the last quarter of 2008).

- In the first half of 2008, 51% of revenues was directly exposed to the fluctuation of international fuel and CO_2 prices, and was used to pay for liquid fuel, natural gas, energy purchases and CO_2 emission rights, marking a 13% increase over the first half of 2007 figures.

- EBITDA amounted to € 222.2 million in the first half of 2008, compared to € 456.4 million in the first half of 2007, a decrease of € 234.2 million (-51.3%). EBITDA margin

reached 8%, compared to 18.5% in the first half of 2007. If the Company has not impacted 2008 first half financial results with the abovementioned provision to cover the estimated deficit of CO_2 emission rights, EBITDA would have been higher by € 56.9 million and would amount to € 279.1 million (EBITDA margin 10.1%)

- EBT for first half of 2008 amounted to losses of € 115 million, compared to profits of € 111.6 million in the first half of 2007. If the Company had not impacted 2008 first half financial results with the CO_2 provision, losses would have been reduced by € 56.9 million and would equal € 58.1 million

- Net income for the first half of 2008 amounted to a loss of € 111.8 million, compared to net profits of € 99.4 million in the first half of 2007.

MAJOR EVENTS OF THE PERIOD

Option for acquisition of DEPA shares: PPC's Board of Directors, on October 2, 2007 decided to move with exercising its option for acquisition of DEPA (the natural gas company) shares, which has been done through a contract, decision that has been announced, on January 7, 2008, to the Ministry of Economy.

Reduction of PPC Telecommunications' share capital: In March 2008 the Parent Company, as the sole shareholder of its subsidiary PPC Telecommunications S.A. has decided to proceed to a reduction of its share capital by Euro 62,173, which was then returned to the Parent Company in April 2008.

Approval of business collaboration with "Halyvourgiki": The Parent Company's Board of Directors, in its meeting dated April 3, 2008 has approved a business collaboration memorandum with Halyvourgiki. The memorandum between PPC and Halyvourgiki refers to the exploration of collaboration on the following: a) the construction and operation of two combined cycle natural gas fired units, with a power of 880 MW, in an area inside Halyvourgiki's installations with both units embodying the best available environmentally friendly technology and b) the transformation of two existing power units with a total power of 100 MVA, in order to compensate for summer's peak demand.
The business collaboration memorandum also anticipates the formation of an independent societe anonyme to undertake the above mentioned project with Halyvourgiki owning 51% of the company's capital share and PPC owning 49%.

Approval of business collaboration with RWE: The Parent Company's Board of Directors, in its meeting dated April 22, 2008 has approved a business collaboration memorandum with RWE. The memorandum between PPC and RWE refers to the exploration of collaboration on the following:
a) the development in Albania of a coal burning unit with a power of 500 - 800 MW. The collaboration memorandum anticipates that if the above mentioned investment is rated as

viable, a new separate company will be formed in order to construct and operate the above mentioned station with RWE owning 51%, PPC 39% and TITAN 10% of its share capital.

Supply and installation of a 750-835 MW power plant at Megalopoli: In April 2008, the Parent Company has announced a tender for the supply and installation of a 750-835 MW power plant in Megalopoli, for which the original deadline for submitting offers expired in July 2008 and was given a two month extension.

Appeal against the European Commission's decision regarding lignite extraction rights: On May 13, 2008, PPC filed an appeal before the Court of First Instance of the European Communities, against the European Commission's Decision of May 5, 2008 regarding granting, by the Hellenic Republic, of lignite extraction rights.

Employees' strike in March: The 18 day strike in March 2008, for reasons relating to the new insurance law, has contributed to the reduction of lignite inventories, as well as, the reduction of generation by lignite stations, a fact which has a negative impact to the expense of the energy balance, since the reduced lignite consumption was substituted by "expensive fuel" (oil, natural gas and energy purchases).

Conveyor belts' occupation in Agios Dimitrios power station. The lengthy conveyor belts' occupation in May 2008, in Agios Dimitrios power station, resulted in reduced lignite production as well as reduction in energy production in the above mentioned station.

Unit III of Agios Dimitrios power station: According to a schedule, which had been compiled in the beginning of 2008, Unit III of Agios Dimitrios power station, which was not in operation due to maintance, would be integrated in the production system in early May 2008. Due to delays that came up in the course of the above mentioned maintenance, the Unit was not integrated in the production system in the estimated time but in mid- July 2008, a fact that contributed to the reduction of lignite production in the first half of 2008.
In addition, another negative factor which contributed to the reduction of lignite production for the six month period ended June 30, 2008, was the lack of success in the effort to secure better quality lignite in order to enhance PPC'S lignite.

Power supply contract with the company "Alouminion of Greece": With its Decision 80/2008 the Second Instance Court in Athens revoked a previous decision by the First Instance Court, thus judging that Alouminion's old power supply contract had expired since July 1st, 2007 and PPC has the legal right to charge Alouminion by tariff A-150 for the power consumed by its production units.

Recourse filing: The Parent Company's Board of Directors, in its meeting held on June 24, 2008 has approved the filing of recourse, against a Ministerial Decision concerning an amendment of generation licences for the company "Alouminion of Greece".

Commission of study, procurement of equipment and construction of a "closed type" substation in Soroni, Rhodes: In June 2008, the Parent Company has concluded a tender regarding the project "Commission of study, procurement of equipment and construction of

a "closed type" substation in Soroni, Rhodes" and awarded it to ABB, who offered the lowest price of Euro 12.3 million, approximately.

CO_2 emission allowances expense: The Parent Company estimates that in 2008, there will be a shortage of emission allowances, amounting to Euro 9 million, approximately, between CO_2 emission allowances allocated to PPC by the National Allocation Plan and the CO_2 emissions that are expected to be realized, out of which a shortage of 4.1 million tones, approximately, is attributed to the first half of 2008. In this context, the results for the six month period which ended on June 30, 2008, are aggravated by an expense of Euro 56.9 million.

Customers' incentives: In 2006, the Ministry of Development initiated a refund scheme to encourage the reduction of electricity consumption by residential customers. This policy continues in the period August 1, 2007 to July 31, 2008. Specifically, a 5% reimbursement of the total electricity bill for the period August 1, 2006 to July 31, 2007 was provided to customers with an annual consumption of up to 6.000 kWh who reduced consumption, compared to the corresponding previous annual period, by 4% or more, and to customers with an annual consumption of 6,000 kWh – 12,000 kWh who reduced consumption by 6% or more. As stated above, a similar measure is in effect for the period August 1, 2007 to July 31, 2008, providing a 5% total electricity bill reimbursement to customers with an annual consumption of up to 12,000 kWh who reduce consumption by at least 6%, compared to the consumption of the corresponding previous annual period. The amount of the above mentioned return, at the time of publication of first half 2008 financial statements, was estimated at Euro 4.3 million, based on actual returns to consumers since August 1, 2008 until the date of publication of the first half 2008 financial statements.

Adjustments of PPC's organizational structure to the European environment: In the period ended 30.06.2008, the study for the selection of Group PPC's organizational structure in order to adjust to the European environment was completed. From April 2008 a study concerning the adjustment of the selected structure to the Greek legal framework is in process.

Collective Labor Agreement 2008 -2009: In July 2008 the new collective labor agreement has been signed between the Parent Company and the employees union and an amount of Euro 18 million was recorded in the profit and loss statement of 2008.

Tax audit: The Parent Company has been audited by the tax authorities until the year 2005. In July 2008 the tax authorities commenced the tax audit of the Parent Company for the years 2006 and 2007, which has not yet been finalised.

MAJOR RISKS - UNCERTAINTIES

The Group's activities are subject to financial risks and market risks resulting by the fluctuation in oil prices, natural gas prices, power prices in the Greek System, power imports prices as well as foreign currency and interest rate risks, credit risks and liquidity risks. The

Group periodically examines and reconsiders the relative policies and procedures in relation to the management of financial risk, which are summarized below:

Interest rate risk and foreign currency risk: The Group's principal financial liabilities, other than interest rate derivatives and forwards, comprise bank loans, bonds and overdrafts. The Group enters into derivative transactions, currently interest rate swaps and forward currency contracts. The purpose is to manage the interest rate and currency risks arising from the Group's sources of finance. It is the Group's policy that no trading in derivatives shall be undertaken and that derivative transactions are undertaken on existing debt. The main risks arising from the Group's financial instruments is focused in results and cash flows, as a consequence of the fluctuation of interest and to a much lower extent foreign currency fluctuation.
The fluctuation of foreign currency constitutes a risk concerning its liabilities arising from fuel supplies.

Credit risk: For its commercial receivables the Group is not exposed to substantial credit risks, since there is a wide customer range.
The Group has no significant concentrations of credit risk with respect to derivative instruments, due to the fact that the Group monitors the credit ratings of counter parties and the level of contracts it enters into with any counter party. The counter parties to these contracts are major financial institutions which are well qualified.

Liquidity risk: Liquidity risk is connected with the need for adequate financing for the operation and development of the Group. The Group manages its liquidity risk by on-going monitoring of its cash flows. The Group budgets and follows up its cash flows and appropriately acts for available cash deposits and credit lines with the banks. The unutilized approved credit lines available to the Group are sufficient to cover any financing need.

Market risk: The Group is influenced by the risk of incremental alteration in oil prices, natural gas prices, power prices in the Greek System as well as power imports prices. The Group has not engaged in hedging activities in order to cover its exposure to the above mentioned prices' fluctuation.
If the ascent in fuel prices is continued, such fact will have an intense negative reaction to production cost and as a consequence, to the Company's financial results for the rest of the year.

Availability of lignite reserves: The Parent Company believes that lignite reserves are adequate to cover the current and anticipated levels of supply for energy generation by lignite-fired thermal power stations for many years.

Estimation of the recoverable amount of participation in an affiliate: In 2006 and 2007, PPC has appointed an independent appraiser, to conduct a study in order to determine the recoverable amount of its investment in an affiliate company. The determination of the recoverable amount of the investment in the particular company is intensively influenced by the fact that this associate conducts its activities in a sector which is characterized by intense fluctuations and is subject to market and merchandise risks and that is reflected to the Parent Company's as well as the Group's results.

CO_2 Emission allowances: The final allocation of CO_2 emission allowances has not yet been announced by the compentent authorities for the 5 year period 2008 - 2012 and thus it is not possible to exactly calculate its consequences. PPC proceeds to purchases of CO_2 emission allowances in order to cover for the shortage between allocated and actual allowances. It is estimated though that the Group's production cost will be materially affected.

Merchandise price risk: Prices for primary substances that the Group uses for its operation and development are defined by the international markets as well as worldwide demand and supply and result to the Group's exposure to the fluctuation risk of the relevant prices.

Regulative risk: Since power tariffs remain regulated, there is risk that tariff increases might not reflect changes in power cost production of the Parent Company. This situation is prolonged due to the fact that the bussiness environment in the electricity sector becomes faultier influences by exogenous factors as well.

Credit rating risk: If the ascent in liquid fuel prices is continued, the negative impact in production cost will continue and accordingly to the Parent Company's result. Such fact might have a negative impact to the Parent Company's credit capacity.

BALANCES AND TRANSACTIONS WITH RELATED PARTIES

PPC balances with its subsidiaries and its associates as of June 30, 2008 are as follows:

	June 30, 2008	
	Receivable	**Payable**
Subsidiaries		
- PPC Renewables S.A.	6,371	(4,964)
- PPC Rhodes S.A.	29	-
- PPC Telecommunications S.A.	103	-
- Arkadikos Ilios Ena S.A.	3	-
- Arkadikos Ilios Dio S.A.	1	-
- Arkadikos Ilios Tria S.A.	-	-
- Etolikos Ilios Ena S.A.	-	-
- Etolikos Ilios Dio S.A.	-	-
- Iliaka Parka Ditikis Makedonias Ena S.A.	-	-
- Iliaka Parka Ditikis Makedonias Dio S.A.	-	-
	6,507	**(4,964)**
Associates		
- Larco S.A.	29,025	(4,139)
- PPC Renewables ROKAS S.A.	-	(138)
- PPC Renewables TERNA Energiaki S.A.	-	-
- PPC Renewables DIEKAT Energy S.A.	-	-
- PPC Renewables MEK Energiaki S.A.	-	-
- PPC Renewables ELTEV AIFOROS S.A.	-	-

- PPC Renewables EDF EN GREECE S.A.	-	-
- EEN VOIOTIA S.A.	-	(2.550)
- Good Works S.A.	-	-
- ORION ENERGIAKI S.A.	-	-
- ASTREOS ENERGIAKI S.A.	-	-
- PHOIBE ENERGIAKH S.A.	-	-
- IAPETOS ENERGIAKI S.A.	-	-
- Aeoliko Parko Louko S.A.	-	-
- Aeoliko Parko Babo Viglies S.A.	-	-
- Aeoliko Parko Lefkivari S.A.	-	-
- Aeoliko Parko Agios Onoufrios S.A.	-	-
- Aeoliko Parko Kiliza S.A.	-	-
	29,025	**(6,827)**
Joint Ventures		
- Sencap	**137**	-
Other		
- HTSO	**516,553**	**(579,119)**

PPC's transactions with its subsidiaries and its associates for the period ended June 30, 2008 are as follows:

	30.06.2008	
	Invoiced to	**Invoiced from**
Subsidiaries		
- PPC Renewables S.A.	2,261	(6,669)
- PPC Rhodes S.A.	5	-
- PPC Telecommunications S.A.	18	-
- Arkadikos Ilios Ena S.A.	-	-
- Arkadikos Ilios Dio S.A.	-	-
- Arkadikos Ilios Tria S.A.	-	-
- Etolikos Ilios Ena S.A.	-	-
- Etolikos Ilios Dio S.A.	-	-
- Iliaka Parka Ditikis Makedonias Ena S.A.	-	-
- Iliaka Parka Ditikis Makedonias Dio S.A.	-	-
	2,284	**(6,669)**
Associates		
- Larco S.A.	34,389	(3,478)
PPC Renewables ROKAS S.A.	-	(638)
PPC Renewables TERNA Energiaki S.A.	-	-
PPC Renewables DIEKAT Energy S.A.	2	-
PPC Renewables MEK Energiaki S.A.	40	-
- PPC Renewables ELTEV AIFOROS S.A.	-	-
- PPC Renewables EDF EN GREECE S.A.	-	-
EEN VOIOTIA S.A.	928	-
- Good Works S.A.	-	-
- ORION ENERGIAKI S.A.	-	-
- ASTREOS ENERGIAKI S.A.	-	-
- PHOIBE ENERGIAKH S.A.	-	-

- IAPETOS ENERGIAKI S.A.	-	-
- Aeoliko Parko Louko S.A.	-	-
- Aeoliko Parko Babo Viglies S.A.	-	-
- Aeoliko Parko Lefkivari S.A.	-	-
- Aeoliko Parko Agios Onoufrios S.A.	-	-
- Aeoliko Parko Kiliza S.A.	-	-
	35,359	**(4,116)**
Joint Ventures		
- Sencap	**(105)**	-
Other		
- HTSO		
- Use of the transmission system	148,195	-
- Fees for seconded staff	6,048	-
- Access to and operation of transmission system	-	(167,652)
- Energy purchases	-	(278,932)
- Other services rendered	13,507	-
	167,750	**(446,584)**

Procurement of lignite from LARKO S.A.: On August 24, 2007 the Parent Company signed a contract for the procurement of lignite from LARKO S.A. for a total amount of 1.2 million tones (with a right of 15% increase) for a period of four years and a total amount of Euro 25.8 million. Given the fact that at the time of signing the contract LARKO S.A. had outstanding payables of an equal amount to PPC from the supply of electricity, payments for the procurement of lignite will be settled against the abovementioned receivable from LARKO S.A..

Transactions and balances with other government owned entities: The following table presents purchases and balances with government owned entities Hellenic Petroleum ("ELPE") and National Gas Company ("DEPA"), which are PPC's liquid fuel and natural gas suppliers, respectively.

	June 30, 2008		**June 30, 2007**	
	Purchases	**Balance**	**Purchases**	**Balance**
ELPE, purchases of liquid fuel	205,852	32,003	251,073	27,257
DEPA, purchases of natural gas	397,385	71,329	300,617	48,254
	603,237	**103,332**	**551,690**	**75,511**

Further to the above, PPC enters into transactions with many government owned profit oriented entities within its normal course of business (sale of electricity, services received, etc.). All transactions with government owned entities are performed at arm's length terms.

7. BALANCES AND TRANSACTIONS WITH RELATED PARTIES (Continued)

Management compensation: Fees concerning the Group's management members (Board of Directors and General Managers) for the six month period ended June 30, 2008 and 2007, have as follows:

	June 30,	
	2008	2007
Compensation of members of the Board of Directors		
- Executive members of the Board of Directors	448	459
- Non-executive members of the Board of Directors	116	126
- Contributions to defined contribution plans	-	1
	564	586
Compensation of General Managers		
- Regular compensation	770	635
- Contribution to defined contribution plans	76	71
	846	706
Total	1,410	1,292

Compensation to members of the Board of Directors does not include standard payroll, paid to representatives of employees that participate in the Parent Company's Board of Directors and related contributions to social security funds.

Athens, August 28, 2008

THE BOARD OF DIRECTORS

FREE TRANSLATION FROM THE GREEK ORIGINAL

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

To the shareholders of
Public Power Corporation S.A.

Introduction

We have reviewed the accompanying interim condensed consolidated balance sheet of Public Power Corporation S.A. ("the Company") and its subsidiaries ("the Group") and the Company's accompanying interim condensed separate balance sheet as at 30 June 2008, and the related interim condensed consolidated and separate income statements, statements of changes in equity, and cash flow statements for the six month period then ended, as well as the selected explanatory notes. Management is responsible for the preparation and presentation of this interim financial information in accordance with International Financial Reporting Standards applicable to interim financial reporting as adopted by the European Union and applies to interim financial reporting ("IAS 34"). Our responsibility is to express a conclusion on this interim condensed financial information based on our review.

Scope of Review

With the exception of the matter referred to in the following paragraph, we conducted our review in accordance with International Standard on Review Engagements 2410, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" to which the Greek Auditing Standards refer to. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Greek Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Basis for Qualified Conclusion

As further discussed in Note 6 to the explanatory notes, the Group recognized in the period ended June 30, 2007, the share of loss in one of its associates of Euro 3,4 million through the application of the equity method and decreased the carrying amount of its investment to Euro 19.0 million. These amounts are determined by using financial information which does not correspond to the reporting period and has been prepared under different accounting policies and methods from those applied by the Group, a basis which does not comply with the provisions of IAS 28 "Investments in Associates". As a result, we are not in a position to assess whether the above amounts are correctly determined.

The Company and the Group recorded in the six months period ended June 30, 2008 a provision for estimated future shortages in carbon dioxide emission rights of Euro 56,9 million. As further explained in note 3.2, despite that the requirements for the recognition of a provision, as set forth in IAS 37 "Provisions, contingent liabilities and contingent assets" are not met because actual emissions have not yet exceeded emissions allowed, the Company and the Group concluded that this departure would result to a more reliable and fair presentation of their financial performance. As a result the Company's and the Group's net loss and shareholders' investment are decreased by Euro 42,7 million (net of the related income taxes of Euro 14,2), respectively.

Qualified Conclusion

Based on our review, except for the adjustments to the interim financial information that might have been determined to be necessary had we been able to satisfy ourselves as to the application of the equity method on one of the Group's associates and the matter described in the preceding paragraph, nothing has come to our attention that causes us to believe that the accompanying interim financial information is not prepared, in all material respects, in accordance with IAS 34.

Report on other legal and regulatory requirements

In addition to the interim financial information referred to above, we have reviewed the remaining information contained in the six-month financial report prepared in accordance with article 5 Law 3556/2007 and the Hellenic Capital Markets Commission Rules. Based on our review, the aforementioned report incorporates the information required by the Law and the Rules and is consistent with the accompanying financial information.

Athens, August 28, 2008

Vassilios Kaminaris
SOEL No. 20411

Ernst & Young (Hellas) S.A.
Certified Auditors Accountants
(SOEL No. 107)
11th Km Nt Rd Athens Lamia
144 51 Metamorfosi

PUBLIC POWER CORPORATION S.A.
INTERIM CONDENSED CONSOLIDATED AND SEPARATE STATEMENTS OF INCOME
FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2008
IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS
AS ADOPTED BY THE EUROPEAN UNION
(All amounts in thousands of Euro - except share and per share data)

	GROUP				PARENT COMPANY			
	01.01.2008-30.06.2008	01.01.2007-30.06.2007	01.01.2008-30.06.2008	01.04.2007-30.06.2007	01.01.2008-30.06.2008	01.01.2007-30.06.2007	01.01.2008-30.06.2008	01.04.2007-30.06.2007
REVENUES:								
Revenue from energy sales	2,567,794	2,299,105	1,261,221	1,143,470	2,567,760	2,299,105	1,261,187	1,143,470
Other	197,144	171,248	93,248	84,341	197,144	171,159	93,248	84,252
	2,764,938	2,470,353	1,354,469	1,227,811	2,764,904	2,470,264	1,354,435	1,227,722
EXPENSES:								
Payroll cost	520,548	529,455	284,960	275,170	518,487	527,947	284,423	273,815
Fuel	1,219,567	984,030	635,912	498,095	1,219,567	984,030	635,912	498,095
Depreciation and Amortization	213,033	245,249	109,342	125,409	211,010	242,890	108,507	124,245
Energy purchases	461,419	293,162	227,570	139,668	468,088	299,983	231,036	143,631
Transmission system usage	167,652	139,863	79,253	69,703	167,652	139,863	79,253	69,703
Provision for CO2 emission rights	57,713	5,015	33,744	469	57,713	5,015	33,744	469
Provisions	19,910	(24,245)	14,263	(24,607)	19,910	(24,245)	14,263	(24,607)
Financial expenses	99,999	88,563	48,781	44,911	99,979	88,563	48,762	44,911
Financial income	(17,446)	(17,132)	(10,046)	(12,253)	(92,491)	(17,108)	(9,803)	(12,238)
Other (income)/expense, net	137,184	128,818	81,399	69,862	134,450	127,548	79,265	68,863
Share of loss/(profit) of associates	3,660	(11,327)	10	(11,327)	-	-	-	-
Foreign currency (gains)/losses, net	(3,276)	(2,734)	(1,396)	(1,904)	(3,276)	(2,734)	(1,396)	(1,904)
PROFIT/ (LOSS) BEFORE TAX	(115,025)	111,636	(149,323)	54,615	(36,185)	98,512	(149,531)	42,739
Income tax expense	3,236	(12,229)	7,533	3,793	2,420	(8,987)	7,157	6,647
PROFIT/ (LOSS) FOR THE PERIOD FROM CONTINUING OPERATIONS	(111,789)	99,407	(141,790)	58,408	(33,7650	89,525	(142,374)	49,386
Profit after tax from disposal group	-	-	-	-	-	4,218	-	3,220
PROFIT/ (LOSS) AFTER TAX	(111,789)	99,407	(141,790)	58,408	(33,765)	93,743	(142,374)	52,606
Earnings /(losses)per share, basic and diluted	(0.48)	0.43	(0.61)	0.25				
Weighted average number of shares	232,000,000	232,000,000	232,000,000	232,000,000				

The accompanying notes are an integral part of these interim condensed consolidated and separate financial statements.

PUBLIC POWER CORPORATION S.A.
INTERIM CONDENSED CONSOLIDATED AND SEPARATE BALANCE SHEETS
AS OF JUNE 30, 2008
IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS AS ADOPTED BY THE EUROPEAN UNION
(All amounts in thousands of Euro- except share and per share data)

	GROUP		PARENT COMPANY	
	30.06.2008	31.12.2007	30.06.2008	31.12.2007
ASSETS				
Non – Current Assets:				
Property, plant and equipment, net	11,581,826	11,432,877	11,522,357	11,374,519
Software, net	23,775	21,173	23,692	21,120
Available for sale financial assets	49,270	72,453	49,270	72,453
Other non- current assets	34,528	39,119	111,241	174,439
Total non-current assets	11,689,399	11,565,622	11,706,560	11,642,531
Current Assets:				
Materials, spare parts and supplies, net	827,456	708,736	826,693	707,973
Trade and other receivables, net and other current assets	1,249,759	969,506	1,246,278	989,496
Cash and cash equivalents	39,170	196,541	36,018	28,290
Total Current Assets .	2,116,385	1,874,783	2,108,989	1,725,759
Total Assets	13,805,784	13,440,405	13,815,549	13,368,290
EQUITY AND LIABILITIES				
EQUITY:				
Share capital	1,067,200	1,067,200	1,067,200	1,067,200
Share premium	106,607	106,679	106,679	106,679
Revaluation surplus	(947,342)	(947,342)	(947,342)	(947,342)
Fixed assets' statutory revaluation surplus included in share capital	4,175,422	4,175,422	4,150,222	4,150,222
Reserves	287,225	307,702	283,173	307,702
Retained earnings	431,199	570,240	466,863	523,827
Total Equity	5,120,311	5,279,901	5,126,795	5,208,288
Non-Current Liabilities:				
Interest bearing loans and borrowings	2,422,377	2,769,775	2,422,377	2,769,775
Provisions	455,600	454,523	455,600	454,523
Other non-current liabilities	2,694,505	2,624,861	2,695,505	2,624,744
Total Non-Current Liabilities	5,572,482	5,849,159	5,573,482	5,849,042
Current Liabilities:				
Trade and other payables and other current liabilities	1,422,144	1,087,448	1,425,445	1,087,063
Dividends payable	23,428	231	23,428	231
Short term borrowings	200,811	196,900	199,800	196,900
Current portion of interest bearing loans and borrowings	1,466,608	1,026,766	1,466,599	1,026,766
Total Current Liabilities	3,112,991	2,311,345	3,115,272	2,310,960
Total Liabilities and Equity	13,805,784	13,440,405	13,815,549	13,368,290

The accompanying notes are an integral part of these interim condensed consolidated and separate financial statements.

PUBLIC POWER CORPORATION S.A.
INTERIM CONDENSED CONSOLIDATED CHANGES IN EQUITY FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2008
IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS
AS ADOPTED BY THE EUROPEAN UNION
(All amounts in thousands of Euro- except share and per share data)

						Reserves				
	Share Capital	Share Premium	Legal Reserve	Revaluation Surplus	Reversal of Revaluation Gains	Marketable Securities Valuation Surplus	Tax - free and other Reserves	Reserves Total	Retained Earnings /Accumulated Deficit	Total Equity
Balance, December 31, 2006	1,067,200	106,679	42,464	4,175,422	(947,342)	37,234	208,783	246,017	387,991	5,078,431
Valuation of available for sale financial assets	0	0	0	0	0	10,772	0	10,772	0	10,772
Total income and expense for the period recognized directly in equity	0	0	0	0	0	10,772	0	10,772	0	10,772
Net income for the period	0	0	0	0	0	0	0	0	99,407	99,407
Total income and expense for the period	0	0	0	0	0	10,772	0	10,772	99,407	110,179
Dividends	0	0	0	0	0	0	0	0	(37,120)	(37,120)
Other	0	0	0	0	0	0	0	0	2	2
Balance June 30, 2007	1,067,200	106,679	42,464	4,175,422	(947,342)	48,006	208,783	256,789	450,280	5,151,492
Balance, December 31, 2007	1,067,200	106,679	45,628	4,175,422	(947,342)	53,641	208,433	262,074	570,240	5,279,901
Valuation of available for sale financial assets	0	0	0	0	0	(24,529)	0	(24,529)	0	(24,529)
Total income and expense for the period recognized directly in equity	0	0	0	0	0	(24,529)	0	(24,529)	0	(24,529)
Net income for the period	0	0	0	0	0	0	0	0	(111,789)	(111,789)
Total income and expense for the period	0	0	0	0	0	(24,529)	0	(24,529)	(111,789)	(136,318)
Dividends	0	0	0	0	0	0	0	0	(23,200)	(23,200)
Transfers	0	(72)	4,052	0	0	0	0	0	(4,052)	(72)
Balance June 30, 2008	1,067,200	106,607	49,680	4,175,422	(947,342)	29,112	208,433	237,545	431,199	5,120,311

The accompanying notes are an integral part of these interim condensed consolidated and separate financial statements.

PUBLIC POWER CORPORATION S.A.
INTERIM CONDENSED SEPARATE CHANGES IN EQUITY FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2008
IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS AS ADOPTED BY THE EUROPEAN UNION
(All amounts in thousands of Euro- except share and per share data)

	Share Capital	Share Premium	Legal Reserve	Revaluation Surplus	Reversal of Revaluation Gains	Reserves			Retained Earnings /Accumulated Deficit	Total Equity
						Marketable Securities Valuation Surplus	Tax - free and other Reserves	Reserves Total		
Balance, December 31, 2006	1,067,200	106,679	42,464	4,175,422	(947,342)	37,234	208,783	246,017	467,898	5,158,338
Valuation of available for sale financial assets	0	0	0	0	0	10,772	0	10,772	0	10,772
Total income and expense for the period recognized directly in equity	0	0	0	0	0	10,772	0	10,772	0	10,772
Net income for the period	0	0	0	0	0	0	0	0	93,743	93,743
Total income and expense for the period	0	0	0	0	0	0	0	10,772	93,743	104,515
Dividends	0	0	0	0	0	0	0	0	(37,120)	(37,120)
Other	0	0	0	0	0	0	0	0	3	3
Balance June 30, 2007	1,067,200	106,679	42,464	4,175,422	(947,342)	48,006	208,783	256,789	524,524	5,225,736
Balance, December 31, 2007	1,067,200	106,679	45,628	4,150,422	(947,342)	53,641	208,433	262,074	523,827	5,208,288
Valuation of available for sale financial assets	0	0	0	0	0	(24,529)	0	(24,529)	0	(24,529)
Total income and expense for the period recognized directly in equity	0	0	0	0	0	(24,529)	0	(24,529)	0	(24,529)
Net income for the period	0	0	0	0	0	0	0	0	(33,765)	(33,765)
Total income and expense for the period	0	0	0	0	0	(24,529)	0	(24,529)	(33,765)	(58,294)
Dividends	0	0	0	0	0	0	0	0	(23,200)	(23,200)
Other	0	0	0	0	0	0	0	0	1	1
Balance June 30, 2008	1,067,200	106,679	45,628	4,150,422	(947,342)	29,112	208,433	237,545	466,863	5,126,795

The accompanying notes are an integral part of these interim condensed consolidated and separate financial statements.

INTERIM CONDENSED CONSOLIDATED AND SEPARATE STATEMENT OF CASH FLOWS
FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2008
IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS
AS ADOPTED BY THE EUROPEAN UNION

(All amounts in thousands of Euro)

	GROUP		PARENT COMPANY	
	01.01.2008 – 30.06.2008	01.01.2007 – 30.06.2007	01.01.2008 – 30.06.2008	01.01.2007 – 30.06.2007
Cash flows from operating activities				
Profit/(loss) before tax from continuing operations	(115,025)	111,636	(36,185)	98,512
Profit before tax from disposal group	-	-	-	4,838
Adjustments:				
Depreciation and amortization	287,738	317,376	285,509	315,017
Amortization of customers' contributions and subsidies	(33,548)	(29,926)	(33,341)	(29,926)
Interest expense	94,479	83,323	94,479	83,323
Other adjustments	4,151	(46,818)	(74,568)	(35,492)
Changes in assets	(414,417)	(77,294)	(391,067)	(77,374)
Changes in liabilities	344,713	(33,499)	348,876	(33,729)
Net Cash from Operating Activities	**168,091**	**324,798**	**193,703**	**325,169**
Cash Flows from Investing Activities				
Capital expenditure/ (disposal) of fixed assets and software	(439,289)	(376,024)	(435,919)	(376,007)
Proceeds from customers' contributions and subsidies	92,336	98,769	92,337	98,769
Interest and dividends received	17,586	16,567	92,491	16,567
Investments	(49)	(3,233)	62,173	(10,740)
Net Cash used in Investing Activities	**(329,416)**	**(263,921)**	**(188,918)**	**(271,411)**
Cash Flows from Financing Activities				
Net change in short term borrowings	3,911	12,400	2,900	12,400
Proceeds from interest bearing loans and borrowings	365,000	700,000	365,000	700,000
Principal payments of interest bearing loans and borrowing	(274,950)	(687,680)	(274,950)	(687,680)
Interest paid	(90,004)	(81,714)	(90,004)	(81,714)
Dividends paid	(3)	(6)	(3)	(6)
Net Cash used in Financing Activities	**3,954**	**(57,000)**	**2,943**	**(57,000)**
Net increase/(decrease) in cash and cash equivalents	(157,371)	3,877	7,728	(3,242)
Cash and cash equivalents at beginning of the period	196,541	35,537	28,290	31,535
Cash and cash equivalents at the end of the period	**39,170**	**39,414**	**36,018**	**28,293**

The accompanying notes are an integral part of these interim condensed consolidated and separate financial statements.

Index

(All amounts in thousands of Euro, unless otherwise stated)

SELECTED EXPLANATORY NOTES

1. CORPORATE INFORMATION

Public Power Corporation S.A. ("PPC" or the "Parent Company") was established in 1950 in Greece for an unlimited duration as a State owned and managed corporation for electricity generation, transmission and distribution throughout Greece. In 1999, the Hellenic Republic enacted Law 2773/1999 which provided for, among other provisions, the transformation of PPC into a sociètè anonyme. PPC's transformation to a sociètè anonyme was effected on January 1, 2001, by virtue of Presidential Decree 333/2000 and its duration was set for 100 years. Effective December 2001, PPC's shares are listed on the Athens and the London Stock Exchanges.

The accompanying condensed financial statements include the separate financial statements of PPC and the consolidated financial statements of PPC and its subsidiaries ("the Group").

PPC headquarters are located at 30, Chalkokondili Street, Athens, 104 32 Greece. At June 30, 2008 and 2007, the number of staff employed by the Group was approximately 24,007 and 25,860, respectively, excluding employees engaged in Hellenic Electricity Transmission System Operator ("HTSO"), and for which PPC is compensated.

At June 30, 2008 and 2007, 244 and 259 employees, respectively have been transferred to several State agencies (ministries, organizations, etc.) out of which, 197 and 218, respectively whose total payroll cost amounted to Euro 4,199 and Euro 4,668 for the six month period ended June 30, 2008 and 2007, respectively.

As a vertically integrated electric utility, PPC generates electricity in its own 62 power generating stations (32 additional stations were transferred to PPC Renewables, through the spin off procedure in 2007), facilitates the transmission of electricity through approximately 11,935 kilometres of high voltage power lines and distributes electricity to consumers through approximately 215,400 kilometres of distribution network.

Lignite for PPC's lignite-fired power stations is extracted mainly from its own lignite mines. PPC has also constructed approximately 1,600 kilometres of fibre-optic network along its transmission lines and almost 200 kilometres of urban underground fibre optics network.

2. CHANGES IN LEGAL FRAMEWORK

There were no changes in legal framework which governs PPC's operations for the period 01.01.2008 – 30.06.2008

3. BASIS OF PRESENTATION FOR THE INTERIM CONDENSED FINANCIAL STATEMENTS

3.1. BASIS OF PREPARATION

(a) ***Basis of preparation of financial statements:*** The accompanying interim condensed consolidated and separate financial statements ("financial statements") for the six month period ended June 30, 2008 have been prepared in accordance with IAS 34 "Interim Financial Reporting" which defines the form and the content of the interim financial statements. The accompanying financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the latest annual financial statements as at December 31, 2007 made publicly available.

3.1. BASIS OF PREPARATION (Continued)

The accompanying financial statements have been prepared under the historical cost convention except for certain assets that have been measured at fair value, assuming that PPC and its subsidiaries will continue as a going concern.
The financial statements are presented in thousands of Euro and all amounts are rounded to the nearest thousand, except when otherwise indicated.

(b) Approval of Financial Statements: The Board of Directors approved the accompanying financial statements for the six month period ended June 30, 2008, on August 28th, 2008.

3.2. ACCOUNTING POLICIES

The accounting policies applied to the separate and consolidated financial statements are the same as those applied to the annual separate and consolidated financial statements for the year ended December 31, 2007 with the exception of the following interpretations that were applied initially in 2008, without causing any effect in the financial statements:

- IFRIC 11: IFRS 2 – Group and Treasury Share Transactions
- IFRIC 12: Service Concession Arrangements.
- IFRIC 14: IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction.

Deviation from the standards for a more accurate and fair presentation of the economic performance

Until 2007, PPC recognised its liability for covering shortages of CO_2 emission allowances using the method of net liability. According to this method a liability for CO_2 emission allowances is recognised when the actual emissions exceed the allocated ones, while any CO_2 emission allowances that are acquired in excess of the ones needed to cover for shortages are recognised as assets at acquisition cost minus any accumulated impairment loss.
Since 2008, PPC recognises a liability independently of whether actual emissions exceed the allocated ones on the base of estimated expected shortage in year level. Such a modification is not in accordance with the provisions of IAS 37 "Provisions, Contingent Liabilities and Contingent Assets", according to which the relevant liability is allowed to be recognised at the time the shortage occurs, which is when the actual CO_2 emission exceed the allocated ones.
PPC decided to proceed with such change, since if following the above mentioned practise, would recognise any shortage –if occurred- for each year, in the last corresponding three month period, and while that would be in accordance with the provisions of IAS 37 "Provisions, Contingent Liabilities and Contingent Assets", it would be misleading and would lead to adverse conclusions than the ones the financial statements aim to, which is to provide reliable and as much as possible, relevant information concerning the effect of the relative matter to the results of the interim periods. For those reasons PPC decided, in order to achieve the accurate and fair presentation for the interim periods to proceed with the above mentioned deviation. That did not have any effect to the comparative data for the current period.
By implementing the new policy and based on temporary actual data, the total volume of CO_2 emissions for the Parent Company bound plants for the six month period 01.01.2008 – 30.06.2008 amount to 24.5 million tones. In addition, based on updated budgeted data, the total CO_2 emissions volume, for PPC's bound plants, for the period 01.07.2008- 31.12.2008, is estimated at 28.8 million tones. Accordingly, and based on current data, total CO_2 emissions for

(All amounts in thousands of Euro, unless otherwise stated)

3.2. ACCOUNTING POLICIES (Continued)

the year 2008, are estimated at 53.3 million tones. It is pointed out that CO_2 emissions for the year 2008 will be considered final in March 2009, when the verification of the annual emissions reports by accredited third party verifiers, will be completed.

According to CO_2 emission allowances allocation tables per bound unit and per year for the period 2008-2012, as announced by the Ministry for Environment, Physical Planning and Public Works, (25.02.2008) CO_2 emission allowances allocated to PPC's bound plans for the year 2008, amount to 44.3 million tones. It is noted that the finalisation of the National Allocation Plan for the period 2008-2012 by the competent Ministries, is still pending.
Based on the above, PPC is expected to exhibit a shortage of CO_2 emission allowances for the year 2008 amounting to 9 million tones, approximately, out of which a shortage of 4.1 million tones, approximately, correspond to the six month period ended June 30, 2008. Taking under consideration the current negotiation prices for CO_2 emission allowances as well as the cost of the already acquired CO_2 emission allowances, PPC has recorded a provision in its statement of income amounting to Euro 57.7 million (out of which Euro 0.8 million correspond to participation expenses for CO_2 emission allowances purchases).

3.3. NEW STANDARDS AND INTERPRETATIONS ISSUED BUT NOT YET EFFECTIVE

Up to the date of approval of the financial statements, certain new standards, interpretations and amendments to existing standards have been published but are not yet effective for the current reporting period and which PPC has not early adopted, as follows:

IFRIC 15 "Agreements for the Construction of Real Estate", (effective for annual periods beginning on or after 1 January 2009 and must be applied retrospectively). IFRIC 15 provides guidance on how to determine whether an agreement for the construction of real estate is within the scope of IAS 11 'Construction Contracts' or IAS 18 'Revenue Recognition' and, accordingly, when revenue from such construction should be recognized. Currently it is estimated that there will be no the impact of this interpretation on the financial statements. This Interpretation has not yet been endorsed by the EU.

IFRIC 16, "Hedges of a Net Investment in a Foreign Operation", (effective for annual periods beginning on or after 1 October, 2008 and can be applied retrospectively or prospectively). IFRIC 16 clarifies three main issues, namely: A presentation currency does not create an exposure to which an entity may apply hedge accounting. Consequently, a parent entity may designate as a hedged risk only the foreign exchange differences arising from a difference between its own functional currency and that of its foreign operation. Hedging instruments may be held by any entity or entities within the group and while IAS 39, 'Financial Instruments: Recognition and Measurement', must be applied to determine the amount that needs to be reclassified to profit or loss from the foreign currency translation reserve in respect of the hedging instrument, IAS 21 'The Effects of Changes in Foreign Exchange Rates' must be applied in respect of the hedged item. This interpretation will have no impact on the Company's financial statements. This Interpretation has not yet been endorsed by the EU.

(All amounts in thousands of Euro, unless otherwise stated)

3.3. NEW STANDARDS AND INTERPRETATIONS ISSUED BUT NOT YET EFFECTIVE (Continued)

Collection of amendments to various IFRSs (2008): "Improvements to IFRSs" is the first standard issued as part of the IASB's "Annual Improvement Process" and includes a number of minor changes to various IFRSs. The amendments are made to specify the contents of the rules and eliminate unintended inconsistencies among the standards. Most of the amendments become effective for fiscal years starting on or after January 1, 2009. The impact of the first-time application of these amendments on the financial statements is currently being reviewed.

4. SEASONALITY OF OPERATIONS

The Company's operations are subject to seasonality due to the increased demand for electricity during the summer and winter months, a trend which is not reflected in its operating results as these are affected by external factors (fuel prices, hydrological conditions etc.).

5. INVESTMENTS IN SUBSIDIARIES

The direct subsidiaries of PPC are as follows:

	Group		Company	
	30.06.2008	31.12.2007	30.06.2008	31.12.2007
PPC Telecommunications S.A.	-	-	4,441	66,614
PPC Rhodes S.A.	-	-	838	838
PPC Renewables S.A.	-	-	70,482	70,482
Total	-	-	75,761	137,934

In March 2008 the Parent Company, as the sole shareholder of its subsidiary PPC Telecommunications S.A. has decided to proceed to a reduction of its share capital by Euro 62,173, which was then returned to the Parent Company in April 2008.

In June 2006, the Annual Shareholders' General Assembly for PPC Rhodes S.A.decided to dissolve the aforementioned company and to initiate the appropriate procedures on July 1, 2006, according to national commerce law. The process is yet to be completed.

The consolidated financial statements include the financial statements of PPC and the subsidiaries listed bellow:

Name	Ownership Interest		Country of Incorporation and activity	Principal Activities
	30.06.2008	31.12.2007		
PPC Renewables S.A.	100%	100%	Greece	Production of power by renewable sources
PPC Rhodes S.A.	100%	100%	Greece	Engineering, construction and operation of a power plant
PPC Telecommunications S.A.	100%	100%	Greece	Telecommunication services
Arkadikos Ilios Ena S.A.	100%	100%	Greece	Production of power by renewable sources
Arkadikos Ilios Dio S.A.	100%	100%	Greece	Production of power by renewable sources

(All amounts in thousands of Euro, unless otherwise stated)

Arkadikos Ilios Tria S.A.	100%	100%	Greece	Production of power by renewable sources
Etolikos Ilios Ena S.A.	100%	100%	Greece	Production of power by renewable sources
Etolikos Ilios Dio S.A.	100%	100%	Greece	Production of power by renewable sources
Iliaka Parka Ditikis Makedonias Ena S.A.	100%	100%	Greece	Production of power by renewable sources
Iliaka Parka Ditikis Makedonias Dio S.A.	100%	100%	Greece	Production of power by renewable sources

6. INVESTMENTS IN ASSOCIATES

	Group		Company	
	30.06.2008	31.12.2007	30.06.2008	31.12.2007
LARKO S.A.	19,046	22,487	30,800	30,800
PPC Renewables ROKAS S.A.	1,111	1,207	-	-
PPC Renewables TERNA Energiaki S.A.	443	456	-	-
PPC Renewables DIEKAT Energy S.A.	2,140	2,005	-	-
PPC Renewables MEK Energiaki S.A.	1,074	1,162	-	-
PPC Renewables ELTEV AIFOROS S.A.	965	966	-	-
PPC Renewables EDF EN GREECE S.A.	5,795	5,582	-	-
Good Works S.A.	163	162	-	-
Aeoliko Parko Louko S.A.	26	-	-	-
Aeoliko Parko Babo Viglies S.A.	26	-	-	-
Aeoliko Parko Lefkivari S.A.	26	-	-	-
Aeoliko Parko Agios Onoufrios S.A.	26	-	-	-
Aeoliko Parko Kiliza S.A.	27	-	-	-
Total	30,868	34,027	30,800	30,800

The Group and the Company's associates are as follows:

Name	Note	Ownership Interest 30.06.2008	Ownership Interest 31.12.2007	Country of Incorporation	Principal Activities
Larco S.A.		28.56%	28.56%	Greece	Metallurgical
PPC Renewables ROKAS S.A.		49,00%	49,00%	Greece	Renewable energy sources
PPC Renewables TERNA Energiaki S.A.		49,00%	49,00%	Greece	Renewable energy sources
PPC Renewables DIEKAT Energy S.A.		49,00%	49,00%	Greece	Renewable energy sources
PPC Renewables MEK Energiaki S.A.		49,00%	49,00%	Greece	Renewable energy sources
PPC Renewables ELTEV AIFOROS S.A.		49,00%	49,00%	Greece	Renewable energy sources
PPC Renewables EDF EN GREECE S.A.		49,00%	49,00%	Greece	Renewable energy sources
EEN VOIOTIA S.A.	1	46.60%	46.60%	Greece	Renewable energy sources
Good Works S.A.		49,00%	49,00%	Greece	Renewable energy sources
ORION ENERGIAKI S.A.	2	49,00%	49,00%	Greece	Renewable energy sources
ASTREOS ENERGIAKI S.A.	2	49,00%	49,00%	Greece	Renewable energy sources
PHOIBE ENERGIAKH S.A.	2	49,00%	49,00%	Greece	Renewable energy sources
IAPETOS ENERGIAKI S.A.	2	49,00%	49,00%	Greece	Renewable energy sources
Aeoliko Parko Louko S.A.		49,00%	-	Greece	Renewable energy sources
Aeoliko Parko Babo Viglies S.A.		49,00%	-	Greece	Renewable energy sources
Aeoliko Parko Lefkivari S.A.		49,00%	-	Greece	Renewable energy sources
Aeoliko Parko Agios Onoufrios S.A.		49,00%	-	Greece	Renewable energy sources
Aeoliko Parko Kiliza S.A.		49,00%	-	Greece	Renewable energy sources

1. It is consolidated from the associate company PPC Renewables EDF EN GREECE S.A. as it participates by 95% in its share capital.
2. They are consolidated by the associate company Good Works S.A. as they participate by 100% in their share capital.

(All amounts in thousands of Euro, unless otherwise stated)

6. INVESTMENTS IN ASSOCIATES (continued)

LARCO S.A. does not prepare its financial statements under International Financial Reporting Standards. As a result, in order for the Group to apply the equity method of accounting for this associate in its June 30, 2008 consolidated financial statements, used LARCO's last published financial statements which have been prepared under the provisions of L. K.N. 2190/1920 and are not in accordance with the accounting principles used by the Group, a method which in not in accordance with the methods prescribed in IAS 28 "Investments in associates".

One of PPC's subsidiaries, PPC Telecommunications S.A., has formed a company with WIND S.p.A. (WIND-PPC Holdings N.V.), which is the sole shareholder of Tellas S.A. Telecommunications ("Tellas"). Tellas started providing fixed and fixed wireless telephony as well as Internet services in Greece in 2003.
On July 31, 2007 the Parent Company's Board of Directors accepted Weather Investments' (the parent company of WIND S.p.A.) offer regarding the sale of PPC's participation in Tellas for an amount of Euro 175 million. That transaction resulted in a profit of Euro 165 million which was charged in the Group's 2007 results. In the period 01.01.2008 – 30.06.2008, PPC Telecommunications distributed dividends that amounted to Euro 77 million, approximately, and which is charged in the Parent Company's results.

In the period 01.01.2008 – 30.06.2008, the Parent Company participated in the losses of associate companies amounted to Euro 3,660 and which concerned LARKO, (loss of Euro 3,441), SENCAP – PPC's joint venture with Contour Global- (loss of Euro 0.6 million) and PPC Renewables' associates (gain of Euro 0.4 million).

7. INVESTMENTS IN JOINT VENTURES

In 2006, the Parent Company together with Contour Global LLP (a US holding company), established a 50% jointly controlled entity named SENCAP S.A. ("SENCAP" - a holding entity) whose objective is the ownership, investment, operation, development and management of energy sector projects, including exploitation of mineral rights, the procurement and trading of fuel, minerals and other materials in South East Europe, Italy, Turkey, and selectively in the Mediterranean area. The initial share capital of SENCAP was set at Euro 60, paid by both parties within 2006. In accordance with the shareholders' agreement signed between PPC and Contour Global LLP, each partner will contribute an amount of up to Euro 300 million within the forthcoming five years in order for SENCAP to be able to finance its investment opportunities.

During 2007, SENCAP realized two share capital increases by an amount of Euro 5,080 which was paid in full, by both parties, while, both parties agreed the participation of the European Bank of Reconstruction and Development (EBRD) in the share capital of SENCAP, by a percentage of 10%. Even though the relevant agreement was signed in 2007, EBRD's participation in SENCAP's share capital has not yet been realized.
In addition, the Parent Company's Board of Directors has approved the terms and conditions for the participation of the International Finance Corporation (IFC), a subsidiary of the World Bank, in the share capital of SENCAP. The relevant agreement with IFC was signed in 2008.

(All amounts in thousands of Euro, unless otherwise stated)

7. INVESTMENTS IN JOINT VENTURES (continued)

At June 30, 2008, PPC's share in assets, liabilities, income and expenses of SENCAP was as follows:

	June 30 2008	December 31 2007
Assets	973	1,887
Liabilities	(209)	(519)
Equity	(764)	(1,368)
Income	-	-
Loss after taxes	(604)	(1,162)

8. BALANCES AND TRANSACTIONS WITH RELATED PARTIES

PPC balances with its subsidiaries and its associates as of June 30, 2008 and December 31, 2007 are as follows:

	June 30, 2008		December 31, 2007	
	Receivable	Payable	Receivable	Payable
Subsidiaries				
- PPC Renewables S.A.	6,371	(4,964)	1,547	(631)
- PPC Rhodes S.A.	29	-	29	-
- PPC Telecommunications S.A.	103	-	325	-
- Arkadikos Ilios Ena S.A.	3	-	20	-
- Arkadikos Ilios Dio S.A.	1	-	6	-
- Arkadikos Ilios Tria S.A.	-	-	-	-
- Etolikos Ilios Ena S.A.	-	-	-	-
- Etolikos Ilios Dio S.A.	-	-	-	-
- Iliaka Parka Ditikis Makedonias Ena S.A.	-	-	-	-
- Iliaka Parka Ditikis Makedonias Dio S.A.	-	-	-	-
	6,507	(4,964)	1,927	(631)
Associates				
- Larco S.A.	29,025	(4,139)	30.413	-
- PPC Renewables ROKAS S.A.	-	(138)	174	(96)
- PPC Renewables TERNA Energiaki S.A.	-	-	196	-
- PPC Renewables DIEKAT Energy S.A.	-	-	340	-
- PPC Renewables MEK Energiaki S.A.	-	-	345	-
- PPC Renewables ELTEV AIFOROS S.A.	-	-	-	-
- PPC Renewables EDF EN GREECE S.A.	-	-	-	-
- EEN VOIOTIA S.A.	-	(2.550)	464	-
- Good Works S.A.	-	-	-	-
- ORION ENERGIAKI S.A.	-	-	-	-
- ASTREOS ENERGIAKI S.A.	-	-	-	-
- PHOIBE ENERGIAKH S.A.	-	-	-	-
- IAPETOS ENERGIAKI S.A.	-	-	-	-
- Aeoliko Parko Louko S.A.	-	-	-	-
- Aeoliko Parko Babo Viglies S.A.	-	-	-	-
- Aeoliko Parko Lefkivari S.A.	-	-	-	-
- Aeoliko Parko Agios Onoufrios S.A.	-	-	-	-
- Aeoliko Parko Kiliza S.A.	-	-	-	-
	29,025	(6,827)	31,932	(96)
Joint Ventures				
- Sencap	137	-	262	-
Other				
- HTSO	516,553	(579,119)	42,034	(71,700)

(All amounts in thousands of Euro, unless otherwise stated)

8. BALANCES AND TRANSACTIONS WITH RELATED PARTIES (Continued)

PPC's transactions with its subsidiaries and its associates for the period ended June 30, 2008 and 2007 are as follows:

	30.06.2008		30.06.2007	
	Invoiced to	Invoiced from	Invoiced to	Invoiced from
Subsidiaries				
- PPC Renewables S.A	2,261	(6,669)	5	-
- PPC Rhodes S.A.	5	-	5	-
- PPC Telecommunications S.A.	18	-	17	-
- Arkadikos Ilios Ena S.A.	-	-	2	-
- Arkadikos Ilios Dio S.A.	-	-	-	-
- Arkadikos Ilios Tria S.A.	-	-	-	-
- Etolikos Ilios Ena S.A.	-	-	-	-
- Etolikos Ilios Dio S.A.	-	-	-	-
- Iliaka Parka Ditikis Makedonias Ena S.A.	-	-	-	-
- Iliaka Parka Ditikis Makedonias Dio S.A.	-	-	-	-
	2,284	(6,669)	29	-
Associates				
- Larco S.A.	34,389	(3,478)	30.695	-
PPC Renewables ROKAS S.A.	-	(638)	-	-
PPC Renewables TERNA Energiaki S.A.	-	-	-	-
PPC Renewables DIEKAT Energy S.A.	2	-	-	-
PPC Renewables MEK Energiaki S.A.	40	-	-	-
- PPC Renewables ELTEV AIFOROS S.A.	-	-	-	-
- PPC Renewables EDF EN GREECE S.A.	-	-	-	-
EEN VOIOTIA S.A.	928	-	-	-
- Good Works S.A.	-	-	-	-
- ORION ENERGIAKI S.A.	-	-	-	-
- ASTREOS ENERGIAKI S.A.	-	-	-	-
- PHOIBE ENERGIAKH S.A.	-	-	-	-
- IAPETOS ENERGIAKI S.A.	-	-	-	-
- Aeoliko Parko Louko S.A.	-	-	-	-
- Aeoliko Parko Babo Viglies S.A.	-	-	-	-
- Aeoliko Parko Lefkivari S.A.	-	-	-	-
- Aeoliko Parko Agios Onoufrios S.A.	-	-	-	-
- Aeoliko Parko Kiliza S.A.	-	-	-	-
	35,359	(4,116)	30,695	-
Joint Ventures				
- Sencap	(105)	-	-	-
Other				
- HTSO				
- Use of the transmission system	148,195	-	122,309	-
- Fees for seconded staff	6,048	-	5,907	-
- Access to and operation of transmission system	-	(167,652)	-	(139,863)
- Energy purchases	-	(278,932)	-	(185,007)
- Other services rendered	13,507	-	10,797	-
	165,750	(446,584)	139.013	(324,870)

(All amounts in thousands of Euro, unless otherwise stated)

8. BALANCES AND TRANSACTIONS WITH RELATED PARTIES (Continued)

Procurement of lignite from LARKO S.A.: On August 24, 2007 the Parent Company signed a contract for the procurement of lignite from LARKO S.A. for a total amount of 1.2 million tones (with a right of 15% increase) for a period of four years and a total amount of Euro 25.8 million. Given the fact that at the time of signing the contract LARKO S.A. had outstanding payables of an equal amount to PPC from the supply of electricity, payments for the procurement of lignite will be settled against the abovementioned receivable from LARKO S.A..

Transactions and balances with other government owned entities: The following table presents purchases and balances with government owned entities Hellenic Petroleum ("ELPE") and National Gas Company ("DEPA"), which are PPC's liquid fuel and natural gas suppliers, respectively.

	June 30, 2008		June 30, 2007	
	Purchases	**Balance**	**Purchases**	**Balance**
ELPE, purchases of liquid fuel	205,852	32,003	251,073	27,257
DEPA, purchases of natural gas	397,385	71,329	300,617	48,254
	603,237	**103,332**	**551,690**	**75,511**

Further to the above, PPC enters into transactions with many government owned profit oriented entities within its normal course of business (sale of electricity, services received, etc.). All transactions with government owned entities are performed at arm's length terms.

Management compensation: Fees concerning the Group's management members (Board of Directors and General Managers) for the six month period ended June 30, 2008 and 2007, have as follows:

	June 30,	
	2008	**2007**
Compensation of members of the Board of Directors		
- Executive members of the Board of Directors	448	459
- Non-executive members of the Board of Directors	116	126
- Contributions to defined contribution plans	-	1
	564	**586**
Compensation of General Managers		
- Regular compensation	770	635
- Contribution to defined contribution plans	76	71
	846	**706**
Total	**1,410**	**1,292**

Compensation to members of the Board of Directors does not include standard payroll, paid to representatives of employees that participate in the Parent Company's Board of Directors and related contributions to social security funds.

(All amounts in thousands of Euro, unless otherwise stated)

9. DIVIDENDS

PPC's Shareholders General Assembly, which took place on June 12, 2008, decided to distribute dividends for the year 2007 of Euro 23,200 (Euro 0.10 per share), which was paid on July 2nd, 2008

10. LOAN AGREEMENTS – REPAYMENTS

Within the six month period ended June 30, 2008 the Parent Company issued three (3) bond series for a total amount of Euro 290 million repayable within the period 2009-2013, bearing interest at EURIBOR plus a margin, renewed bonds with an annual duration of a total amount of Euro 250 million for one more year, and disbursed an amount of Euro 75 million with a 15 year duration in accordance with a loan agreement concluded in the year 2007.

Furthermore, the Board of Directors of the Parent Company has approved the issue of bonds with an annual duration of an amount of Euro 300 million, the financing of an amount of Euro 140 million with a fifteen year duration, (the relevant loan contract is not yet concluded).

At June 30, 2008 the available committed credit lines of the overdraft facilities amounted to Euro 390 million, while, the unused portion of all overdraft committed facilities of the Parent Company amounted to Euro 190 million.

The loan repayments for the six month period ended June 30, 2008 amounted to Euro 275.

11. COMMITMENTS AND CONTINGENCIES

a) ***Ownership of Property:*** According to a study performed by an independent law firm, major matters relating to the ownership of PPC's assets, are as follows:

1. Public Power Corporation S.A. is the legal successor to all property rights of the former PPC legal entity. Its properties are for the most part held free of encumbrances. Although all property is legally owned, legal title in land and buildings will not be perfected and therefore title may not be enforced against third parties until the property is registered at the relevant land registry in PPC's name. PPC is in the process of registering this property free of charge at the relevant land registries following a simplified registration procedure. This process is not yet finalised.
2. In a number of cases, expropriated land, as presented in the expropriation statements, differs (in quantitative terms), with what PPC considers as its property.
3. Agricultural land acquired by PPC through expropriation in order to be used for the construction of hydroelectric power plants, will be transferred to the State at no charge, following a decision of PPC's Board of Directors and a related approval by the Ministry of Development, if such land is no longer needed by PPC S.A. for the fulfilment of its purposes.

b) ***Litigation and Claims:*** The Group is a defendant in several legal proceedings arising from its operations. The total amount claimed as at June 30, 2008 amounts to approximately, Euro 588 million, as further analysed below:

(All amounts in thousands of Euro, unless otherwise stated)

10. COMMITMENTS AND CONTINGENCIES (Continued)

1. **Claims with contractors, suppliers and other claims:** A number of contractors and suppliers have raised claims against the Company, mainly for disputes in relation to the construction and operation of power plants. These claims are either pending before courts or in arbitration and mediation proceedings. The total amount involved is approximately Euro 318 million. In most cases the Group has raised counter claims, which are not reflected in the accounting records until the time of collection.

2. **Fire incidents:** A number of individuals have raised claims against the Company for damages incurred as a result of alleged electricity-generated fires. The total amount involved is approximately Euro 38 million.

3. **Claims by employees:** Employees are claiming the amount of Euro 154 million, for allowances and other benefits that according to the employees should have been paid by PPC.

4. **Litigation with PPC Personnel Insurance Organization (PIO):** Until June 30, 2008, the PPC Personnel Insurance Organization ("PPC PIO") had filed six actions in law before courts against PPC, for a total amount of Euro 86,060, aiming to: a) obtain the ownership of a building sold by PPC in 1999 for a consideration of Euro 13,294, b) obtain the ownership of certain properties owned by PPC and collect the rents earned by PPC over a specified period of time, for an amount of Euro 5.318 (two actions), c) obtain the ownership of a building for an estimated value of Euro 8,000, d) be compensated for securities which became property of PPC part of which was sold, as well as for related dividends collected for an amount of Euro 59,393 and e) to make a detailed report concerning management of bonds that PPC kept on behalf of PPC – PIO.

   Cases under (a) has been discussed before second instance courts but PPC has filed an appeal that will be discussed before the Supreme Court in September 2008 and (b) has already been discussed before first instance courts and the process is on hold till the issuance of an irrevocable decision on case (a) above, (c) has been discussed before first instance courts and PPC has filed an appeal, (d) has been discussed before first instance courts but a decision has not been issued, yet and (e) the first instance court has filed against PPC and within a short period of time PPC will file an appeal.

   For the above amounts the Group has established provisions, which at June 30, 2008 totalled approximately Euro 151 million.

c) ***Environmental Obligations:*** Key uncertainties that may influence the final level of environmental investment which the Group will be required to make, include:

1. Following the issuance of Common Ministerial Decisions for all Hydroelectric Plants, only the environmental permits for Plastiras Plant and the national transmission network, for which the Environmental Impact Assessment Studies have already been submitted to the Ministry for the Environment, are still pending.

2. According to Greek Law 3481/2006, the environmental terms for the continuation, completion and operation of the projects of the Acheloos River Diversion Scheme to Thessaly were approved and their compliance is a prerequisite for the realisation of the projects and for which responsibility lies with the administrator for execution and operation. Public Works as well as PPC's projects that have been auctioned and constructed or are under construction and are related to projects of the Acheloos River Diversion Scheme to Thessaly and energy projects are allowed to operate or be completed according to the approved

(All amounts in thousands of Euro, unless otherwise stated)

10. COMMITMENTS AND CONTINGENCIES (Continued)

administration plan and the above-mentioned environmental terms. Under these terms, the continuation, completion and operation of the Messohora Power Plant are allowed. Based on the above-mentioned, the concessionaire of the contract has been given orders to continue with the project of vehicular communications. On June 30, 2008, the accumulated amount of the Messochora Power Plant project amounted to Euro 276 million.

3. Under IPPC (Integrated Pollution Prevention and Control), the Best Available Techniques for Large Combustion Plants (with a capacity greater than 50 MW) have been defined on July 2006 at a European level. These may: (1) require additional to the already foreseen investments at PPC's larger thermal power plant stations, (2) reduce the hours of operation of its oil fired stations. In accordance with European Directive 2001/80/EC, a pollutants emission reduction plan for existing Large Combustion Plants has been approved by PPC's Board of Directors, and this includes, among others, the following measures:

   (i) Units I and II of Megalopolis A plant will enter the status of limited hours of operation (20,000 hours both of them as one installation) from January 1, 2008 until December 31, 2015 at the latest.

   (ii) Until the end of 2007, all measures for facing the operational problems of the flue gas desulphurisation plant in unit IV of Megalopolis plant should be completed.

   (iii) Until the end of 2007, all measures for the installation and continuous operation for the flue gas desulphurization plant in Unit III of Megalopolis plant should be completed.

   (iv) Until the end of 2007, all necessary modifications for using low sulphur heavy fuel oil, in all the existing oil fired plants included in the reduction plan, should be implemented.

   The emission reduction plan mentioned in para iv has been submitted in time to the authorities, in order to be incorporated in the national emission reduction plan of the country, according to the provisions of the aforementioned Directive.
   For the Linoperamata Steam Electric Station, the use of low sulphur heavy fuel oil has already started from January 1st, 2007.
   From October 2007 all oil fired plants which use heavy fuel oil, are supplied with low sulphur heavy fuel oil.
   The aforementioned measure (ii) was completed during the first semester of 2008 while the measure (iii) has been slightly delayed and its completion is expected during the second semester of 2008.
   The renewal of certain thermal power plants' environmental permits is expected during 2008, after the issue of the Common Ministerial Decision for the National Emissions Reduction Plan (directive 2001/80/EK).
   In December 2007, a proposal for a new industrial emissions directive amending IPPC and 2001/80/EK Directives (COM 844 FINAL/2007L) was published by the European Commission. By the time the above directive is finalised, any required additional investments for existing Units will be assessed and redefined.

4. The extent of contaminated land has yet to be defined for many of PPC's installations. At present, there appears to be no requirement for large-scale remediation projects at PPC's sites in the short term, and it is unlikely that this will be required at the mining areas or at the lignite stations for the foreseeable future. Remediation, however, may be warranted at some of the firm's oil-fired stations, and depots and of its underground networks in the future.

(All amounts in thousands of Euro, unless otherwise stated)

10. COMMITMENTS AND CONTINGENCIES (Continued)

5. PPC has undertaken limited studies on the presence of asbestos-containing materials at its premises. Upon submission by PPC of a full environmental impact assessment study, the Ministry of Environment issued in May 2004 the environmental permit for the construction and operation of an environmentally – controlled landfill site for the disposal of the bulk of asbestos containing material existing in its premises.

6. During the operation of the Transmission Lines and Substations and Centers of Hyperhigh Voltage, there is no electromagnetic radiation, but two separate fields, the magnetic and the electric field. At places where the public or the Company's personnel might find themselves close to the above mentioned lines and substations, the values of those fields are substantially less than the limits. Those limits were established by the International Commission on Non Ionizing Radiation Protection (ICNIRP), and are recognised by the World Health Organization (WHO). The above mentioned limits have also been adopted by the European Union as well as the Greek Legislation, and more specifically in the Common Ministerial Decision 3060 (FOR) 238 Official Gazette 512/B/25.04.2002. It must be noted though, that the limits stated in the above regulations for both electric and magnetic fields do not constitute dangerous values, but contain rather large safety factors, in order to cover for vagueness due to the limited knowledge about both the magnetic and electric fields' influence in order to fulfil the requirement for the prevention of adverse effects.

d) ***Supply and installation of a 427.4 MW power plant at Aliveri:*** On July 20, 2007 PPC received a letter from the General Administration of the Domestic Market of the European Committee referring to a complaint for the tender for supply and installation of a 427.4 MW power plant at Aliveri. In this letter it is referred that the relevant authorities have arrived at the conclusion that they do not possess evidence of a breach in Community Law on public procurements, as far as matters mentioned in the complaint were concerned. PPC's Board of Directors, in its meeting held on July 24, 2007, awarded a contract for the construction of combined cycle natural gas unit with an installed capacity of 427.4 MW, which will be located in Aliveri, to Metka S.A., the most competitive bidder. The project's cost will amount to Euro 219,160 and it must be completed within 27 months since the signing of the contract. The contract with the company was signed in October 2007.

g) ***PPC's Investment Program*** : On November 13th, 2007, PPC's Board of Directors approved the submission of applications to both RAE and the Ministry of Development in order to obtain generation licenses for the following 5 generation stations: 1) a combined cycle natural gas fired unit with a capacity of 800 MW in Megalopolis station , 2) a lignite fired unit with a capacity of 450 MW in Meliti station, 3) a lignite fired unit using a fluidized bed technology, with a capacity of 450 MW in the Kozani-Ptolemaida area, 4) a coal-fired unit with a capacity of 700-800 MW in Aliveri, and 5) a coal-fired unit with a capacity of 700-800 MW in Larymna.

h) ***Approval of PPC Renewables' Business Plan:*** PPC's Board of Directors, in November 6, 2007, approved PPC Renewables' Business Plan, for the period 2007 – 2014. The Business Plan amounts to approximately Euro 2 billion and PPC's equity contribution will amount to Euro 330 million, approximately.

Among others, the aforementioned Business Plan provides for the development, up to 2014, of Renewable Sources projects covering various categories such as wind farms, solar parks, hydro plants, geothermal plants etc. up to a total capacity of 950 MW. In addition, according to a decision by the Minister of Development, issued following a relevant opinion from RAE, PPC Renewables' wholly owned subsidiaries, Arkadikos Ilios Ena and Arkadikos Ilios Dio, were

(All amounts in thousands of Euro, unless otherwise stated)

10. COMMITMENTS AND CONTINGENCIES (Continued)

granted a generation license for a solar energy unit of a total capacity of 50MW, which will be situated on an area previously occupied by a PPC mine in Megalopolis.

i) ***Option for acquisition of DEPA shares :*** PPC's Board of Directors, on October 2, 2007 decided to move with exercising its option for acquisition of DEPA (the natural gas company) shares, which has been done through a contract, decision that has been announced, on January 7, 2008, to the Ministry of Economy.

j) ***PPC's Business Plan :*** In June 2008, PPC has announced that its Business Plan will be presented in October 2008.

k) ***Appeal against the European Commission's decision regarding lignite extraction rights:*** On May 13, 2008, PPC filed an appeal before the Court of First Instance of the European Communities, against the European Commission's Decision of May 5, 2008 regarding granting, by the Hellenic Republic, of lignite extraction rights.

l) ***Recourse filing:*** The Parent Company's Board of Directors, in its meeting hekd on June 24, 2008 has approved the filing of a recourse, against a Ministerial Decision concerning an amendment of generation licences for the company "Alouminion of Greece".

m) ***Supply and installation of a 750-835 MW power plant at Megalopoli:*** In April 2008, the Parent Company has announced a tender for the supply and installation of a 750-835 MW power plant in Megalopoli, for which the original deadline for submitting offers expired in July 2008 and was given a two month extension.

n) ***Commission of study, procurement of equipment and construction of a "closed type" substation in Soroni, Rhodes :*** In June 2008, the Parent Company has concluded a tender regarding the project "Commission of study, procurement of equipment and construction of a "closed type" substation in Soroni, Rhodes" and awarded it to ABB, who offered the lowest price of Euro 12.3 million, approximately.

o) ***Tax audit:*** The Parent Company has been audited by the tax authorities up to 2005. In July 2008, the tax authorities commenced an audit for the years 2006 and 2007 which has not been completed until the date of publication of the financial statements. The Parent Company's subsidiaries PPC Renewables S.A., PPC Telecommunications S.A. and PPC Rhodes have not been audited by the tax authorities since 1999 (nine unaudited years), 2003 (five unaudited years), and since 1999 (nine unaudited years), respectively. All the other companies that are fully consolidated have not been audited by the tax authorities since their inception.

12. SUBSEQUENT EVENTS

a) ***Bond issues:*** In August 2008 the Parent Company has proceeded to the issuance of three bonds of a total amount of Euro 150 million with a five year duration.

b) ***International tender for the construction of the new lignite station in Florina:*** PPC's Board of Directors, in its meeting held in July 22, 2008, has approved the conduct of an international tender regarding the "Study, procurement, transfer, installation and operation of the Steam Unit II in Meliti Power station, with a power of 420-450 MW, using powdered lignite as fuel and with the capability to provide thermal energy of 70 MWt for teleheating".

(All amounts in thousands of Euro, unless otherwise stated)

12.SUBSEQUENT EVENTS (Continued)

The budgeted cost for the new thermal unit amounts to Euro 675 million. The new unit will be equipped with modern and up-to-date antipollutive systems and with a provision to incorporate CO_2 emissions' retainers. The above mentioned project will be completed within 52 months, commencing with the signing of the contract.

c) *Collective Labor Agreement:* On July 23, 2008 the new collective labor agreement has been signed between management and the employees union for the years 2008 -2009. The new agreement provides for increases in salaries of 3.5% since February 1, 2008 and 3.5% since September 1, 2008 as well as 3% since February 1, 2009 and 3.5% since September 1, 2009. PPC's financial results for the first semester include pay increases that result from the above mentioned agreement.

d) *Electricity tariff increases:* According to a decision by the Minister of Development, which was enacted on July 1, 2008 electricity tariffs for medium and low voltage were increased for consumptions which will be realized since July 1, 2008 herein. Increases are as follows:
- Residential tariffs increase by 6.5%
- Agricultural tariffs increase by 7%
- Commercial tariffs increase by 8%
- Industrial tariffs increase by 9.5%
- Public use tariffs increase by 8%
- Municipal lighting tariffs increase by 7%

In addition, high voltage tariffs increase by 10%.

13. OTHER EVENTS

a) *Customers' incentives:* In 2006, the Ministry of Development initiated a refund scheme to encourage the reduction of electricity consumption by residential customers. This policy continues in the period August 1, 2007 to July 31, 2008. Specifically, a 5% reimbursement of the total electricity bill for the period August 1, 2006 to July 31, 2007 was provided to customers with an annual consumption of up to 6.000 kWh who reduced consumption, compared to the corresponding previous annual period, by 4% or more, and to customers with an annual consumption of 6,000 kWh – 12,000 kWh who reduced consumption by 6% or more. As stated above, a similar measure is in effect for the period August 1, 2007 to July 31, 2008, providing a 5% total electricity bill reimbursement to customers with an annual consumption of up to 12,000 kWh who reduce consumption by at least 6%, compared to the consumption of the corresponding previous annual period. The amount of the above mentioned return was estimated at Euro 4.3 million, approximately, since at the time of publication of first semester 2008 financial statements, this impact could not be quantified, due to the lack of historical data. The estimate was based on actual returns to consumers since August 1, 2008 until the date of publication of the accompanying financial statements and which was calculated in proportion to the period until June 30, 2008.

(All amounts in thousands of Euro, unless otherwise stated)

13. OTHER EVENTS (Continued)

b) ***Adjustments of PPC's organizational structure to the European environment:*** In the six month period ended 30.06.2008, the study for the selection of Group PPC's organizational structure in order to adjust to the European environment was completed. Since April 2008 a study concerning the adjustment of the selected structure to the Greek legal framework is in process.

c) ***Acquisition Program.***

(i) ***Common participation with ENEL SpA in Kosovo's tender:*** In November 2006, SENCAP signed an agreement with ENEL SpA, the Italian power company, to form a bidding consortium in order to commonly participate in a tender of the Ministry of Energy and Mines of Kosovo's Temporary Self Administration. The Ministry was seeking participation of competent private investors for the preliminary stage of the tender. A common expression of interest was filed in late November 2006. The project of the above mentioned tender consists of the following: a) construction of a new power generating station with an installed capacity up to 2,100 MW, approximately, b) development of a new lignite mine for the existing power generating stations, c) development of a new mine in order to supply new generating stations and d) upgrading of the existing power generating station. By late December 2006, Kosovo's Ministry of Energy and Mines announced that the bidding consortium formed by SENCAP and ENEL SpA was among the four competitors, out of ten, pre-selected, thus will proceed to the next stage of the tender. At the beginning of August 2007, the Project Steering Committee announced the engagement of an international firm of advisors for the transaction, who supervise the course of the project and are preparing the terms of the tender.

(ii) ***Participation in FYROM's tender:*** On November 1st, 2007, the Ministry of Economy of FYROM announced that SENCAP is among the companies that have been pre-qualified in the tender for the hydropower plant of Boshkov Most and will be invited to submit a bid, following the announcement of the tender rules.

d) ***Approval of business collaboration with "Halyvourgiki":*** The Parent Company's Board of Directors, in its meeting dated April 3, 2008 has approved a business collaboration memorandum with Halyvourgiki. The memorandum between PPC and Halyvourgiki refers to the exploration of collaboration on the following: a) the construction and operation of two combined cycle natural gas fired units, with a power of 880 MW, in an area inside Halyvourgiki's installations with both units embodying the best available environmentally friendly technology and b) the transformation of two existing power units with a total power of 100 MVA, in order to compensate for summer's peak demand.
The business collaboration memorandum also anticipates the formation of an independent societe anonyme to undertake the above mentioned project with Halyvourgiki owning 51% of the company's capital share and PPC owning 49%.

e) ***Approval of business collaboration with RWE:*** The Parent Company's Board of Directors, in its meeting dated April 22, 2008 has approved a business collaboration memorandum with RWE. The memorandum between PPC and RWE refers to the exploration of collaboration on the following:

a) the development in Albania of a coal burning unit with a power of 500 – 800 MW. The collaboration memorandum anticipates that if the above mentioned investment is rated as viable, a new separate company will be formed in order to construct and operate the above mentioned station with RWE owning 51%, PPC 39% and TITAN 10% of its share capital.

(All amounts in thousands of Euro, unless otherwise stated)

14. SEGMENT INFORMATION

Sales and inter segment results are as follows :

	Sales		Result	
	30.06.2008	30.06.2007	30.06.2008	30.06.2007
Interconnected system				
Mines	380,411	404,988	5,100	27,694
Generation	2,009,003	1,662,820	4,915	346,302
Transmission	156,810	132,371	25,299	41,168
Distribution network	346,929	288,644	37,773	26,511
Supply	2,378,378	2,155,968	(3,556)	(126,950)
	5,271,531	**4,644,791**	**69,531**	**314,725**
Creta Network				
Generation	211,162	165,982	78	8,391
Distribution network	21,701	24,779	(944)	2,018
Supply	141,768	123,086	(37,848)	(82,944)
	374,631	**313,847**	**(38,714)**	**(72,535)**
Non interconnected network				
Generation	204,331	141,798	697	7,846
Distribution network	19,319	29,514	(3,973)	4,359
Supply	121,369	112,895	(38,907)	(65,523)
	345,019	**284,207**	**(42,183)**	**(53,318)**
Eliminations	(3,226,277)	(2,772,492)	-	-
Financial expenses	-	-	(99,999)	(88,563)
Subsidiaries and related parties	34	-	(3,660)	11,327
Income tax	-	-	3,236	(12,229)
Grand total	2,764,938	2,470,353	(111,789)	99,407

PUBLIC POWER CORPORATION S.A.

Reg. No : 47829/06/B/00/2
Chalkokondyli 30 - 104 32 Athens

FINANCIAL DATA AND INFORMATION FOR THE PERIOD
1 January 2008 - 30 June 2008

According to the Decision 6/448/11.10.2007 of the Hellenic Capital Market Commission's Board of Directors

The purpose of the following data is to provide users with general financial information about the financial condition and the results of operations of Public Power Corporation S.A. and PPC Group. We recommend users that, before proceeding to any kind of investing activity or transaction with the Company, to access the company's web site where the condensed financial statements and the auditor's review report, when is required are published.

Company's web site:	www.dei.gr	Audit company:	Ernst & Young (Hellas) Certified Auditors Accountants S.A.
Board of Directors approval date:	August 28, 2008	Type of auditors' report:	Opinion with exception
Certified auditor accountant:	Vassilios Kaminaris		

BALANCE SHEET
Amounts in thousands of Euro

	THE GROUP 30.06.2008	THE GROUP 31.12.2007	THE COMPANY 30.06.2008	THE COMPANY 31.12.2007
ASSETS				
Tangible assets	[illegible]	[illegible]	[illegible]	[illegible]
Intangible assets, net	[illegible]	[illegible]	[illegible]	[illegible]
Other non-current assets	[illegible]	[illegible]	[illegible]	[illegible]
Materials, spare parts and supplies	[illegible]	[illegible]	[illegible]	[illegible]
Trade receivables	[illegible]	[illegible]	[illegible]	[illegible]
Other current assets	[illegible]	[illegible]	[illegible]	[illegible]
Available for sale financial assets	[illegible]	[illegible]	[illegible]	[illegible]
Cash and cash equivalents	[illegible]	[illegible]	[illegible]	[illegible]
TOTAL ASSETS	[illegible]	[illegible]	[illegible]	[illegible]
EQUITY AND LIABILITIES				
Share capital	[illegible]	[illegible]	[illegible]	[illegible]
Share premium	[illegible]	[illegible]	[illegible]	[illegible]
Other equity components	[illegible]	[illegible]	[illegible]	[illegible]
Shareholders' equity (a)	[illegible]	[illegible]	[illegible]	[illegible]
Minority interests (b)	[illegible]	[illegible]	[illegible]	[illegible]
Total Equity (c)= (a)+(b)	[illegible]	[illegible]	[illegible]	[illegible]
Interest bearing loans and borrowings	[illegible]	[illegible]	[illegible]	[illegible]
Provisions / other non current liabilities	[illegible]	[illegible]	[illegible]	[illegible]
Short term borrowings	[illegible]	[illegible]	[illegible]	[illegible]
Other current liabilities	[illegible]	[illegible]	[illegible]	[illegible]
Total liabilities (d)	[illegible]	[illegible]	[illegible]	[illegible]
TOTAL EQUITY AND LIABILITIES (c)+(d)	[illegible]	[illegible]	[illegible]	[illegible]

STATEMENT OF CHANGES IN EQUITY
Amounts in thousands of Euro

	THE GROUP 30.06.2008	THE GROUP 30.06.2007	THE COMPANY 30.06.2008	THE COMPANY 30.06.2007
Equity at the beginning of the period (01.01.2008 and 01.01.2007, respectively)	[illegible]	[illegible]	[illegible]	[illegible]
Profit/(Loss) after tax	[illegible]	[illegible]	[illegible]	[illegible]
Dividends distributed	[illegible]	[illegible]	[illegible]	[illegible]
Net gains and losses recognised directly in the equity	[illegible]	[illegible]	[illegible]	[illegible]
Equity at the end of the period (30.06.2008 and 30.06.2007, respectively)	[illegible]	[illegible]	[illegible]	[illegible]

Additional data and information
Amounts in thousands of Euro except when otherwise indicated

[illegible]

STATEMENT OF OPERATIONS
Amounts in thousands of Euro

[illegible]

CASH FLOW STATEMENT
Amounts in thousands of Euro

[illegible]

Athens, August 28, 2008

CHAIRMAN & CHIEF EXECUTIVE OFFICER	VICE CHAIRMAN & DEPUTY CEO	CHIEF FINANCIAL OFFICER	CHIEF ACCOUNTANT
PANAGIOTIS J. ATHANASOPOULOS	NIKOLAOS P. CHATZIARGYRIOU	GEORGE C. ANGELOPOULOS	EFTHIMIOS A. KOUTROULIS

END